

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2019

Andrew M. Rooke
Chief Executive Officer
ASV Holdings, Inc.
840 Lily Lane
Grand Rapids, MN 55744

>       **Re: ASV Holdings, Inc..**
>       **Form 10-K for the fiscal year ended December 31, 2018**
>       **Filed March 29, 2019**
>       **File No. 001-38089**

Dear Mr. Rooke:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery